

 Happioh Inc.

Brian Prytz Frandsen
🍀Co-founder & Chief Operating Officer @ Happioh Inc.
Palo Alto, California, United States · Contact info
148 connections

Experience

Happioh Inc.
2 yrs 3 mos
Palo Alto, California, United States

- **Chief Operating Officer**
  Dec 2020 - Present · 1 yr 3 mos

- **Co-Founder**
  Dec 2019 - Present · 2 yrs 3 mos

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Happioh · Full-time
Dec 2019 - Dec 2020 · 1 yr 1 mo
Palo Alto, California, United States

Co-Founder
Women Reignite
Mar 2019 - Jun 2020 · 1 yr 4 mos
Palo Alto, California

Tradeconductor LLC
3 yrs 1 mo
Palo Alto, California

- **Launch and Online Campaign Manager**
  Feb 2016 - Feb 2019 · 3 yrs 1 mo

  Clickfunnels and membership sites ninja.

- **Product Launch Manager**
  Feb 2016 - Jan 2019 · 3 yrs

Owner
Showpiece by Prytz
Jun 2014 - Dec 2016 · 2 yrs 7 mos
Københavnsområdet, Danmark

Restoring mid century teak furniture.

See all 8 experiences

Education

University of California, Berkeley
Bitcoin and Cryptocurrencies
Aug 2021 - Sep 2021

 **Berkeley Certificate**

N. Zahles Teacher Seminary.
Bachelor's degree of Education, Special pedagogy, Danish as a second language and Danish.
2008 - 2014